Filed by Coca-Cola Enterprises Inc. pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: Coca-Cola Enterprises Inc.
Commission File No.: 001-09300

Bill Douglas
Executive Vice President &
Chief Financial Officer
May 13, 2010

Information & Forward-Looking
Statements
FORWARD-LOOKING STATEMENTS
Included in this presentation are forward-looking management comments and other statements that reflect management’s current outlook for future periods. As always, these expectations are based on currently available competitive, financial, and economic data along with our current operating plans and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements. The forward-looking statements in this news release should be read in conjunction with the risks and uncertainties discussed in our filings with the Securities and Exchange Commission, including our most recent annual report on Form 10-K and other SEC filings.
IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT
This communication may be deemed to be solicitation material in respect of the proposed transaction. In connection with the proposed transaction and required shareowner approval, the Company will file relevant materials with the Securities and Exchange
Commission (the "SEC"), including a proxy statement/prospectus contained in a Form S-4 registration statement, which will be mailed to the shareowners of the Company.
SHAREOWNERS OF THE COMPANY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY
STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE
PROPOSED TRANSACTION.
Shareowners may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the Company at the SEC's web site at www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company's website at www.cokecce.com under the tab "Investor Relations" or by contacting the Investor
Relations Department of Coca-Cola Enterprises at 770-989-3246.
PARTICIPANTS IN THE SOLICITATION
Coca-Cola Enterprises (“Company”) and its directors, executive officers and certain other members of its management and employees may be deemed to be participants in the solicitation of proxies from its shareowners in connection with the proposed transaction. Information regarding the interests of such directors and executive officers was included in the Company’s Proxy
Statement for its 2010 Annual Meeting of Shareowners filed with the SEC March 5, 2010 and a Form 10-K filed on February 12, 2010 and information concerning the participants in the solicitation will be included in the proxy statement/prospectus relating to the proposed transaction when it becomes available. Each of these documents is, or will be, available free of charge at the SEC’s website at
www.sec.gov and from the Company on its website or by contacting the Investor Relations Department at the telephone number above.

Agenda
Europe
Background
“new CCE”
Overview

Great Britain
1997
France
1996
Belgium
1996
Netherlands
1993
Luxemburg
1998
Sweden
Expected 2010
Germany
Possible Future
Norway
Expected 2010

Solid Track Record
of Growth
Source: CCE annual earnings release. Figures are comparable, represent CCE’s European
Operating Segment and exclude Norway, Sweden and corporate expenses.
Source: CCE annual earnings release. Figures are comparable, represent CCE’s European
Operating Segment and exclude Norway, Sweden and corporate expenses.
Four year CAGRs
Four year CAGRs
• Revenue 5½%
• Revenue 5½%
• Volume 3½%
• Volume 3½%
• Operating Income 7%
• Operating Income 7%
EUROPE OI ($ millions)

Market Overview*
	Volume	Value
Core Sparkling	50%	65%
Energy	8%	11%
Still Juices	5%	7%
Sports	21%	30%
Water	1%	1%
NARTD	18%	26%
Top 5 Brand Owners (NARTD VOL)	43%
Coca-Cola	20%
Danone Group	6%
Group Alma	6%
Nestle	6%
Britvic	5%
Top 5 Brands (NARTD VOL)	36%
Coca-Cola	18%
Cristaline	6%
Robinsons	5%
Pepsi-Cola	3%
Evian	3%
CCE Category Share
Sources: Non-Alcoholic Ready-to-Drink (NARTD); category mix & brand data (Canadean Market Insights);
share data (Nielson, all measured channels thru February 2010); stills defined as juices, isotonics/sports, teas, coffee, other
* Includes Great Britain, France, Belgium, and the Netherlands

Growing Share in Growing Markets
YTD February 2010
NARTD
Category Value Growth	CCE value share growth	CCE value share
+4.3%	+0.1 pt	64.2%

+8.2%	+0.7 pt	68.2%

+4.2%	+0.4 pt	71.1%

+4.4%	+1.9 pt	51.0%
Market Value Growth	CCE value share growth	CCE value share
3.8%	+0.0 pt	29.7%

4.7%	+1.0 pt	21.4%

2.8%	+0.4 pt	39.1%

1.2%	+1.4pt	19.9%

new CCE
 $7.3 billion revenue
 (pro forma FY 2009)
 600 million physical cases
 550,000 pieces of cold drink
 equipment
 18 manufacturing facilities
 13,000 employees
Source: Internal reports; numbers are rounded
Source: Internal reports; numbers are rounded

new CCE - Reconciliation of non-GAAP Financials
	Europe Reported (GAAP)	ITEMS IMPACTING COMPARABILITY			new CCE (non-GAAP)(a)
		Europe Restructuring	Corporate (b)	Norway - Sweden (c)
Net Operating Revenues	$6,517	$ -	$ -	$746	$7,263
Cost of Goods Sold	4,123	-	-	421	$4,544
Gross Profit	2,394	-	-	325	$2,719
SD&A Expenses	1,431	(7)	185	269	$1,878
Operating Income (EBIT)	963	7	(185)	56	$841
Depreciation & Amortization	270	-	25	43	$338
EBITDA	$1,233	$7	$(160)	$99	$1,179
FULL-YEAR 2009
(a) These non-GAAP measures are provided to allow investors to more clearly evaluate the operating performance and business trends for new CCE, which includes CCE's European operating segment, a preliminary estimate of new CCE Corporate costs and Norway-Sweden.

(b) Corporate is a preliminary estimate of new CCE Corporate costs. CCE Corporate costs allocated to new CCE in the Form S-4 filed by CCE may be materially different.

(c) Represents the audited 2009 financial results of Norway-Sweden and includes the estimated impact of preliminary purchase accounting adjustments.

current CCE - Package Mix & Cost of Goods
Europe VOLUME MIX BY PACKAGE
Europe COGs MIX BY SPEND
15%
GLASS & OTHER
40%
CANS
45%
PET
15%
MANUFACTURING,
D&A AND OTHER
25%
PACKAGING
10%
SWEETENER
50%
CONCENTRATE /
FINISHED GOODS
Source: CCE internal reports for FY09 bottle/can. Figures are comparable, represent CCE’s European
Operating Segment and exclude Norway and Sweden; figures are rounded to nearest 5%
Source: CCE internal reports for FY09 bottle/can. Figures are comparable, represent CCE’s European
Operating Segment and exclude Norway and Sweden; figures are rounded to nearest 5%

current CCE - Selling, Delivery & Administration
SD&A AS % SALES
Europe SD&A MIX BY SPEND
30%
NORTH AMERICA
20%
EUROPE
10%
D&A
25%
GENERAL,
ADMIN
30%
SUPPLY
CHAIN
35%
SALES &
MARKETING
Source: CCE internal reports. Figures are comparable: CCE’s European Operating Segment excludes
Norway, Sweden and corporate expenses; figures are rounded to nearest 5%
Source: CCE internal reports. Figures are comparable: CCE’s European Operating Segment excludes
Norway, Sweden and corporate expenses; figures are rounded to nearest 5%

EXPECTED SOURCES & USES OF CASH
TRANSACTION EXPECTATIONS
Capital Structure & Transaction Highlights
Fully diluted
Shares Outstanding 350
-360
Effective initial
Tax Rate ~30%
US Domiciled,
NYSE listed
Net Debt at Close expected to be in
the range of $2 to $2½ billion
	Source	Use
$10 per share distribution		✓
Norway & Sweden Acquisition		✓
Balance Sheet	✓	✓
Cash from Operations	✓
Exercise of Options	✓
New Debt	✓
Other	✓	✓

Financial Priorities
CONSISTENT
long-term profitable growth
MAXIMIZE
free cash flow
IMPROVE
financial flexibility
INCREASE
return on invested capital

Transaction Progress
ž Transaction is on track to close fourth quarter
ž S-4 expected to be filed by the end of May
ž Teams in place to manage Norway and Sweden
 integration
ž Key steps remaining include regulatory and
 shareowner approval

Key Takeaways
ž Our business in Europe has a history of solid growth
ž CCE is focused on delivering against 2010 objectives
ž Transaction with TCCC is on track to close in the fourth
 quarter 2010
ž Our financial priorities are focused on driving long-
 term growth

Bill Douglas
Executive Vice President &
Chief Financial Officer
May 13, 2010

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction and required shareowner approval, the Company will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a proxy statement/prospectus contained in a registration statement on Form S-4, which will be mailed to the shareowners of the Company after the registration statement is declared effective. The registration statement has not yet become effective.

SHAREOWNERS OF THE COMPANY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Shareowners may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the Company at the SEC’s web site at www.sec.gov.  Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at www.cokecce.com under the tab “Investor Relations” or by contacting the Investor Relations Department of Coca-Cola Enterprises at 770-989-3246.

Participants in the Solicitation

Coca-Cola Enterprises Inc. (the “Company”) and its directors, executive officers and certain other members of its management and employees may be deemed to be participants in the solicitation of proxies from its shareowners in connection with the proposed transaction.  Information regarding the interests of such directors and executive officers was included in the Company’s Proxy Statement for its 2010 Annual Meeting of Shareowners filed with the SEC March 5, 2010  and its Form 10-K filed on February 12, 2010 and information concerning the participants in the solicitation will be included in the proxy statement/prospectus relating to the proposed transaction when it becomes available.  Each of these documents is, or will be, available free of charge at the SEC’s website at www.sec.gov and from the Company on its website or by contacting the Investor Relations Department at the telephone number above.